Exhibit 3.17

CERTIFICATE OF FORMATION

OF

CPI SUBSIDIARY HOLDINGS LLC

1.                             The name of the limited liability company is CPI Subsidiary Holdings LLC.

2.                             The address of its registered office in the State of Delaware is 615 South DuPont Highway, in the City of Dover, County of Kent.  The name of its registered agent at such address is National Corporate Research, Ltd.

3.                             This Certificate of Formation shall be effective at 8:47 a.m. on February 11, 2011.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 10th day of February, 2011.

By:	/s/ Robert A. Fickett
Name: Robert A. Fickett
Title: Authorized Person